CRYOPAK
                                   CORPORATION

                           CRYOMAT ONBOARD EVALUATION

                                  Prepared for

                               NORTHWEST AIRLINES

                                   TEST DATES

                   January 27, 1998 NW #7 - B-747-200 SEA-NRT
                   January 29, 1998 NW #8 - B-747-200 NRT-SEA

                          REPORT DATE February 5, 1998


                                TABLE OF CONTENTS

Introduction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
1. Location U7 Probe inserted 1" into entree on #2 glide of carrier . . . . .  4
2. Location 2-9 Probe inserted 2" into milk on #6 glide of cart . . . . . . .  5
3. Location 2-21 Probe inserted 1" into fruit on #6 glide of cart . . . . . .  6
4. Location 3-33A  Probe inserted 1" into dessert on #6 glide of cart . . . .  7
5. Location 3-16  Probe inserted 1" into crew entree  on #2 glide of carrier . 8
6. Location 3-21A Probe inserted 1" into noodles on #6 glide of cart . . . . . 9
7. Location 4-7 Probe inserted into white wine bottle on #4 glide of cart . . 10
8. Location 4-7 Probe inserted into beer can in plastic tub in bottom of cart 11
Evaluations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
Conclusions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17




              A Wholly Owned Subsidiary of Cryopak Industries, Inc.
     Suite 1120-625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6 Phone (604) 685-5143 Fax (604) 685-9710 Web Site http://www.cryopak.com

                 CRYOPAK CORPORATION Cryomat Onboard Evaluation
                   for NORTHWEST AIRLINES January 27-29, 1998

INTRODUCTION

PURPOSE This onboard evaluation was conducted to assess the effectiveness of using Cryomat reusable ice substitute in current catering and onboard procedures. The onboard handling and evaluation was performed by Northwest Airlines. A Cryopak representative was onboard for consultation.

PROCEDURE      The setup for these tests  started in the flight  kitchen,  where the galley carts and carriers were prepared according to standard packing and provisioning specifications.

               Eight temperature recording probes were activated and inserted into samples of milk, beer, wine, fruit, crew meals, and entrees in identical positions in each flight. A ninth probe recorded ambient air temperature around the carts and carriers during dispatch and was placed on the main cabin galley counter for the duration of each flight.

               Northwest Flight 7 SEA-NRT January 27, 1998 used Cryomat reusable ice substitute as a replacement for Dry Ice in all classes of service where the equipment required a cooling agent to maintain safe and pleasing temperatures.

               Northwest Flight 8 NRT-SEA January 29, 1998 used Dry Ice according to the standard procedure.

               The carts and carriers were dispatched and delivered to the aircraft galleys. In the galleys the equipment and onboard flight attendant procedures for all classes of service remained the same.

               The doors of the equipment were opened for service on average 1 hour after departure and were closed 1 to 1-1/2 hours later. Throughout the flight they were also reopened and closed for other service times.

               Crew members and a Cryopak representative performed hourly visual evaluations of the Cryomat and recorded their findings on a special evaluation form prepared by Cryopak for Northwest Airlines Inc.

               The temperature probe data was converted into eight charts, comparing Cryomat and Dry Ice performance for each of the eight probe positions. These were assembled together with the Onboard Evaluation Forms in this report.

EQUIPMENT      Nine  Temptale 3 temperature  monitor  probes were used to record temperatures.

                 CRYOPAK CORPORATION Cryomat Onboard Evaluation
                   for NORTHWEST AIRLINES January 27-29, 1998

1.  LOCATION U7 - Probe inserted 1" into entree on #2 glide of carrier.

            Northwest Airlines Cryomat and Dry Ice Onboard Evaluation
                 Jan. 27, 1998 NW#7 747-200 SEA-NRT Location U7
              Using 1-2 lb. sheet (17.75" x 16.5") of Cryomat 12 ml
            And 3 - 1 lb. sheets (each 10" x 13.75") of Cryomat 14 ml
                January 29, 1998 NW#8 747-200 NRT-SEA Location U7
                        Using 2- 1 lb. blocks of Dry Ice

         This graph is too detailed to be included in the electronic version of this Form 20-F, but has been submitted in paper format to the Securities and Exchange Commission. A description of the contents of the graph is provided below.

         The vertical axis shows the temperature in degrees Fahrenheit (F) from 32 to 92, while the horizontal axis represents the time in hours from 0 to 13 hours, marked off at one hour intervals. The ambient temperature for NW7 starts at 65 F, drops down to about 58 F after 1/2 hour and then rises raggedly up to 80 F after 3-1/2 hours. At this point it drops down, reaching 68 degrees after 5-1/4 hours, and then climbs up again to almost 88 degrees after 6-1/2 hours. The ambient temperature then drops down to 72 degrees F after 7-1/2 hours, spikes up to about 77 F at the 7-3/4 mark, and the slopes down to 72 degrees at the 10 hour mark, where it remains for the remainder of the trip.

         The ambient temperature for NW8 starts just above 72 F, drops down to 68 F after 1 hour, and then rises raggedly up to just above 80 F at the 3 hour mark. At this point it drops down, reaching 70 F at about the 4 hour mark and remaining constant at this mark for the remainder of the trip.

         The entree probe for NW7 starts out at 44 F, jumps up to 46 degrees F after 1 hour, and then drops down to about 42 F a 1/2 hour later. The temperature then rises slowly back up to reach 44 F after 3 hours, then spikes quickly up to 56 F a quarter hour later and then back down to 44 degrees at the 3-1/2 hour mark. The line then drops raggedly down to about 42 F at the 5 hour mark, where it remains until the 9-1/2 hours mark. At this point, the temperature slowly rises, ending up at about 48 F at the end of the test.

         The NW8 dry ice probe starts at 42 F, drops down to 36 F after 1/2 hour, and then slowly climbs, hitting 63 F at the 2-3/4 hour mark. At this point it drops slightly, reaching 57 F at the 4-1/4 mark, and then spikes again, up to 67 F at the 4-1/2 hour mark. The temperature hovers within a couple degrees of 64F until the 5-1/2 hour mark, at which point it rises up to reach 72 F at the 6 hour mark. The temperature then settles back down to 70F at the 6-1/4 mark and remains approximately this temperature for the duration of the trip.

OBSERVATIONS   CRYOMAT: The entre was adequately pre-chilled and the Cryomat was effective in maintaining this temperature for the duration of the flight.

               DRY ICE: The entree was adequately pre-chilled and further cooled during delivery but warmed significantly early in the flight.

                 CRYOPAK CORPORATION Cryomat Onboard Evaluation
                   for NORTHWEST AIRLINES January 27-29, 1998

1.  LOCATION 2-9 - Probe inserted 2" into milk on #6 glide of cart.

            Northwest Airlines Cryomat and Dry Ice Onboard Evaluation
                 Jan. 27, 1998 NW#7 747-200 SEA-NRT Location 2-9
              3 - 1 lb. sheets (each 10" x 13.75") of Cryomat 14 ml
               January 29, 1998 NW#8 747-200 NRT-SEA Location 2-9
                        Using 6- 1 lb. blocks of Dry Ice

         This graph is too detailed to be included in the electronic version of this Form 20-F, but has been submitted in paper format to the Securities and Exchange Commission. A description of the contents of the graph is provided below.

         The vertical axis shows the temperature in degrees Fahrenheit (F) from 32 to 92, while the horizontal axis represents the time in hours from 0 to 13 hours, marked off at one hour intervals. The ambient temperature for NW7 starts at 65 F, drops down to about 58 F after 1/2 hour and then rises raggedly up to 80 F after 3-1/2 hours. At this point it drops down, reaching 68 degrees after 5-1/4 hours, and then climbs up again to almost 88 degrees after 6-1/2 hours. The ambient temperature then drops down to 72 degrees F after 7-1/2 hours, spikes up to about 77 F at the 7-3/4 mark, and the slopes down to 72 degrees at the 10 hour mark, where it remains for the remainder of the trip.

         The ambient temperature for NW8 starts just above 72 F, drops down to 68 F after 1 hour, and then rises raggedly up to just above 80 F at the 3 hour mark. At this point it drops down, reaching 70 F at about the 4 hour mark and remaining constant at this mark for the remainder of the trip.

         The milk probe on NW7 starts out and 51 F and slopes downward, reaching 42 degrees F at the 3-3/4 hour mark and then rising up immediately to 43 F until just before the 5-1/2 hour mark. The temperature then drops down to reach 32 F at the 5-1/2 hour mark and stays at or near that temperature until the 10-1/2 hour mark. At this point, it climbs sharply up to reach 52 F at the 10- 1/4 hour mark and 54 degrees at the 11 hour mark. The line then climbs up slowly, ending up at 58 F at the test end.

         On NW8, the dry ice probe temperature begins at 43 F, drops down to 40 F after 1/2 hour and then slowly climbs, reaching 44 F at the1-1/2 hour mark. The line remains constant at this temperature for 1/2 hour, then starts to climb, reaching 52 F just past the 2-1/2 hour mark and 54 F at the 3-1/2 hour mark. It then slopes back down to 52 F at the 4 hour mark and then climbs upward steadily until the test end, at which point it is just under the 66 F mark.

OBSERVATIONS   CRYOMAT: The milk was not adequately pre-chilled. The Cryomat was effective in bringing down and maintaining the temperature for most of the flight. Note: The drop to 32 F was most likely from the probe being disturbed and contacting the side of the milk carton which was in contact with the Cryomat.

               DRY  ICE:  The  milk  was  adequately   pre-chilled   but  warmed
               significantly early in the flight.

                 CRYOPAK CORPORATION Cryomat Onboard Evaluation
                   for NORTHWEST AIRLINES January 27-29, 1998

1.  LOCATION 2-21 - Probe inserted 1" into fruit on #6 glide of cart.

            Northwest Airlines Cryomat and Dry Ice Onboard Evaluation
                Jan. 27, 1998 NW#7 747-200 SEA-NRT Location 2-21
                  Using12 - 1 lb. sheets (each 10" x 13.75") of
                   Cryomat 14 ml January 29, 1998 NW#8 747-200
                              NRT-SEA Location 2-21
                        Using 6- 1 lb. blocks of Dry Ice

         This graph is too detailed to be included in the electronic version of this Form 20-F, but has been submitted in paper format to the Securities and Exchange Commission. A description of the contents of the graph is provided below.

         The vertical axis shows the temperature in degrees Fahrenheit (F) from 32 to 92, while the horizontal axis represents the time in hours from 0 to 13 hours, marked off at one hour intervals. The ambient temperature for NW7 starts at 65 F, drops down to about 58 F after 1/2 hour and then rises raggedly up to 80 F after 3-1/2 hours. At this point it drops down, reaching 68 degrees after 5-1/4 hours, and then climbs up again to almost 88 degrees after 6-1/2 hours. The ambient temperature then drops down to 72 degrees F after 7-1/2 hours, spikes up to about 77 F at the 7-3/4 mark, and the slopes down to 72 degrees at the 10 hour mark, where it remains for the remainder of the trip.

         The ambient temperature for NW8 starts just above 72 F, drops down to 68 F after 1 hour, and then rises raggedly up to just above 80 F at the 3 hour mark. At this point it drops down, reaching 70 F at about the 4 hour mark and remaining constant at this mark for the remainder of the trip.

         The fruit probe in the NW7 test starts at approximately 63 F and drops down to approximately 57 F after the first hour, then slopes more slowly down to 58 F at about the 2-1/2 hour mark, where it stays until just before the 6-1/2 hour mark. At this point, the line slopes up a bit, reaching about 57 F at the 8-1/2 hour mark and staying there until approximately the 10-3/4 hour mark. The temperature then slopes downward, reaching 56 F at the 10-1/2 hour mark and wavering at about that temperature for the duration of the test.

         The probe in the dry ice on NW8 started slightly above 44 F, dropped down to 42 F at the 1-1/2 hour mark, dipped down to 41 F and back to 42 F in the next half-hour, and then continued climbing steadily, ending up just above 58 F at the test end, at approximately the 10-3/4 hour mark.

OBSERVATIONS:  CRYOMAT:  The fruit was not adequately  pre-chilled.  The Cryomat was effective in bringing down and maintaining the temperature for the duration of the flight.

               DRY  ICE:  The  fruit  was  adequately   pre-chilled  but  warmed
               significantly during the flight.

                 CRYOPAK CORPORATION Cryomat Onboard Evaluation
                   for NORTHWEST AIRLINES January 27-29, 1998

1.  LOCATION 3-33A - Probe inserted 1" into dessert on #6 glide of cart.

            Northwest Airlines Cryomat and Dry Ice Onboard Evaluation
                Jan. 27, 1998 NW#7 747-200 SEA-NRT Location 3-33A
             12 - 1 lb. sheets (each 10" x 13.75") of Cryomat 14 ml
              January 29, 1998 NW#8 747-200 NRT-SEA Location 3-33A
                        Using 6- 1 lb. blocks of Dry Ice

         This graph is too detailed to be included in the electronic version of this Form 20-F, but has been submitted in paper format to the Securities and Exchange Commission. A description of the contents of the graph is provided below.

         The vertical axis shows the temperature in degrees Fahrenheit (F) from 32 to 92, while the horizontal axis represents the time in hours from 0 to 13 hours, marked off at one hour intervals. The ambient temperature for NW7 starts at 65 F, drops down to about 58 F after 1/2 hour and then rises raggedly up to 80 F after 3-1/2 hours. At this point it drops down, reaching 68 degrees after 5-1/4 hours, and then climbs up again to almost 88 degrees after 6-1/2 hours. The ambient temperature then drops down to 72 degrees F after 7-1/2 hours, spikes up to about 77 F at the 7-3/4 mark, and the slopes down to 72 degrees at the 10 hour mark, where it remains for the remainder of the trip.

         The ambient temperature for NW8 starts just above 72 F, drops down to 68 F after 1 hour, and then rises raggedly up to just above 80 F at the 3 hour mark. At this point it drops down, reaching 70 F at about the 4 hour mark and remaining constant at this mark for the remainder of the trip.

         The probe placed in the dessert on NW7 registered an initial temperature of 64 F and then sloped downward, reaching 54 F just after the 3-1/2 hour mark, then spiking up quickly to 56 F and back down to 54 F at the 4 hour mark. The line continues to slope downward to 53 F at the 5 hour mark, where it remains until about the 6-1/4 mark. At this point, the temperature spikes back up, hitting 56 F at the 6-1/2 hour mark and then sloping back down to 44 F at the 7 hour mark. The line curves back upwards next, reaching 64 F at the 10-1/2 hour mark and leveling off just above 64 F for the duration of the test.

         The dry ice probe in the dessert on NW8 starts out at 45 F, drops down to 44 F at the first 1/2 hour and then slopes down to about 35 F at the 1-3/4 mark. The line then begins to climb, reaching 48 F at the 3-1/2 hour mark and 64 F just past the 5 hour mark, at which point the curve becomes less steep, reaching 70 F at the 9 hour mark and remaining constant just above 70 F for the remainder of the test.

OBSERVATIONS:  CRYOMAT: The dessert was not adequately pre-chilled.  The Cryomat was effective in lowering and maintaining the temperature for the duration of the flight.

               DRY ICE: The dessert was adequately pre-chilled and further cooled during delivery but warmed significantly early in the flight.

                 CRYOPAK CORPORATION Cryomat Onboard Evaluation
                   for NORTHWEST AIRLINES January 27-29, 1998

1.  LOCATION 3-16 - Probe inserted 1" into crew entree on #6 glide of cart.

            Northwest Airlines Cryomat and Dry Ice Onboard Evaluation
                Jan. 27, 1998 NW#7 747-200 SEA-NRT Location 3-16
              4 - 1 lb. sheets (each 10" x 13.75") of Cryomat 14 ml
               January 29, 1998 NW#8 747-200 NRT-SEA Location 3-16
                        Using 2 - 1 lb. blocks of Dry Ice

         This graph is too detailed to be included in the electronic version of this Form 20-F, but has been submitted in paper format to the Securities and Exchange Commission. A description of the contents of the graph is provided below.

         The vertical axis shows the temperature in degrees Fahrenheit (F) from 32 to 92, while the horizontal axis represents the time in hours from 0 to 13 hours, marked off at one hour intervals. The ambient temperature for NW7 starts at 65 F, drops down to about 58 F after 1/2 hour and then rises raggedly up to 80 F after 3-1/2 hours. At this point it drops down, reaching 68 degrees after 5-1/4 hours, and then climbs up again to almost 88 degrees after 6-1/2 hours. The ambient temperature then drops down to 72 degrees F after 7-1/2 hours, spikes up to about 77 F at the 7-3/4 mark, and the slopes down to 72 degrees at the 10 hour mark, where it remains for the remainder of the trip.

         The ambient temperature for NW8 starts just above 72 F, drops down to 68 F after 1 hour, and then rises raggedly up to just above 80 F at the 3 hour mark. At this point it drops down, reaching 70 F at about the 4 hour mark and remaining constant at this mark for the remainder of the trip.

         The NW7 probe temperature begins at 41 F and curves downward, reaching a point between 38 and 39 F at the 2 hour mark and then slopes upward, reaching 44 F at the 5-1/2 hour mark and approximately 59 F at the test end at the 9-1/2 hour mark.

         The probe in the dry ice test on NW8 starts at a temperature of 43 F, drops down to approximately 39 F at the 1/4 hour mark, back up to 42 F at the 1/2 hour mark, and then back downward to reach 34 F at a point between 1-1/4 and 1-1/2 hours. The line then darts up to reach 35 F just before the 1-3/4 mark and then back down to about 33 F at just after the 1-3/4 mark, where it remains until the 2 hour mark. The temperature then begins to rise, reaching just above 45 F just after the 2-1/4 hour mark and remaining there until the 2-1/2 hour mark. The line then curves upward further, reaching 64 F just before the 5-1/2 hour mark and then staggering upward more slowly, reaching 70 F just before the 8 hour mark and ending up at about 73 F at test end.

OBSERVATIONS:  CRYOMAT:  The entree was adequately  pre-chilled  and the Cryomat was effective in maintaining this temperature for most of the flight.

               DRY ICE: The entree was adequately pre-chilled and further cooled to the freezing point during delivery but warmed significantly early in the flight.

                 CRYOPAK CORPORATION Cryomat Onboard Evaluation
                   for NORTHWEST AIRLINES January 27-29, 1998

1.  LOCATION 3-21A - Probe inserted 1" into noodles on #6 glide of cart.

            Northwest Airlines Cryomat and Dry Ice Onboard Evaluation
                Jan. 27, 1998 NW#7 747-200 SEA-NRT Location 3-21A
             12 - 1 lb. sheets (each 10" x 13.75") of Cryomat 14 ml
              January 29, 1998 NW#8 747-200 NRT-SEA Location 3-21A
                        Using 6- 1 lb. blocks of Dry Ice

         This graph is too detailed to be included in the electronic version of this Form 20-F, but has been submitted in paper format to the Securities and Exchange Commission. A description of the contents of the graph is provided below.

         The vertical axis shows the temperature in degrees Fahrenheit (F) from 32 to 92, while the horizontal axis represents the time in hours from 0 to 13 hours, marked off at one hour intervals. The ambient temperature for NW7 starts at 65 F, drops down to about 58 F after 1/2 hour and then rises raggedly up to 80 F after 3-1/2 hours. At this point it drops down, reaching 68 degrees after 5-1/4 hours, and then climbs up again to almost 88 degrees after 6-1/2 hours. The ambient temperature then drops down to 72 degrees F after 7-1/2 hours, spikes up to about 77 F at the 7-3/4 mark, and the slopes down to 72 degrees at the 10 hour mark, where it remains for the remainder of the trip.

         The ambient temperature for NW8 starts just above 72 F, drops down to 68 F after 1 hour, and then rises raggedly up to just above 80 F at the 3 hour mark. At this point it drops down, reaching 70 F at about the 4 hour mark and remaining constant at this mark for the remainder of the trip.

         On NW7, the probe registers an initial temperature of 47 F and then drops downward, reaching 46 F at the 1 hour mark and approximately 45-1/2 F at the 2 hour mark, where it remains until about the 3-1/2 hour mark. The line then slopes gently upward, reaching 48 F at the 6-1/2 hour mark and about 53 F at the 12-1/2 hour mark, then dropping down to 51 F at the 13 hour mark and spiking back up to 52 F at the test end.

         The dry ice probe on NW8 begins at 43 F and drops down to 32 F at the 1-3/4 hour mark. From there, it climbs upward, reaching 46 F at the 4 hour mark and ending the test at about 53 F.

OBSERVATIONS:  CRYOMAT:  The entree was adequately  pre-chilled  and the Cryomat was effective in maintaining this temperature for the duration of the flight.

               DRY ICE: The entree was adequately pre-chilled and further cooled to below freezing during delivery but warmed significantly early in the flight.

                 CRYOPAK CORPORATION Cryomat Onboard Evaluation
                   for NORTHWEST AIRLINES January 27-29, 1998

1.  LOCATION 4-7 - Probe inserted into white wine bottle on #4 glide of cart.

            Northwest Airlines Cryomat and Dry Ice Onboard Evaluation
              Jan. 27, 1998 NW#7 747-200 SEA-NRT Location 4-7 Wine
              6 - 1 lb. sheets (each 10" x 13.75") of Cryomat 14 ml
             January 29, 1998 NW#8 747-200 NRT-SEA Location 4-7 Wine
                        Using 4- 1 lb. blocks of Dry Ice

         This graph is too detailed to be included in the electronic version of this Form 20-F, but has been submitted in paper format to the Securities and Exchange Commission. A description of the contents of the graph is provided below.

         The vertical axis shows the temperature in degrees Fahrenheit (F) from 32 to 92, while the horizontal axis represents the time in hours from 0 to 13 hours, marked off at one hour intervals. The ambient temperature for NW7 starts at 65 F, drops down to about 58 F after 1/2 hour and then rises raggedly up to 80 F after 3-1/2 hours. At this point it drops down, reaching 68 degrees after 5-1/4 hours, and then climbs up again to almost 88 degrees after 6-1/2 hours. The ambient temperature then drops down to 72 degrees F after 7-1/2 hours, spikes up to about 77 F at the 7-3/4 mark, and the slopes down to 72 degrees at the 10 hour mark, where it remains for the remainder of the trip.

         The ambient temperature for NW8 starts just above 72 F, drops down to 68 F after 1 hour, and then rises raggedly up to just above 80 F at the 3 hour mark. At this point it drops down, reaching 70 F at about the 4 hour mark and remaining constant at this mark for the remainder of the trip.

         The NW 7 probe begins at 49 F and drops slowly down to reach 42 F at the 3-1/2 hour mark. The temperature remains at approximately this point until the 4-1/2 hour mark, when it dips down to about 43-1/2 F and then back up to about 43 F at the 4-3/4 hour mark. From here, the line curves down to reach a low of 38 F at the 6-1/4 hour mark, where it remains constant until just past the 7 hour point, at which time it rises slowly upward to 48 F at the 12-1/2 hour mark and then jumps up to just below 50 F at the test end.

         The dry ice probe on NW8 starts at 47 F and drops down to a low of just under 42 F at about the 1-1/2 hour mark, then climbs up to reach about 47 F at approximately the 3-3/4 hour point. The temperature then drops back down to just under 46 F at the 3-1/2 hour point. The line then climbs up to reach about 53 F at the 4-1/4 mark and then back down to 50 F just before the 4-1/2 hour point. The temperature then climbs back up to about 53 F at the 4-3/4 point and drops down again to 52 F at the 5 hour mark, remaining at or slightly below this temperature until the 6 hour mark. At that time, the line drops down to reach 50 F at the 6-1/2 hour mark, where it remains for 1/2 hour, then climbs upward, reaching 53 F at the 10-1/4 mark. The temperature then dips quickly down to 52 F and the back up to just above 54 F at the test end just before the 10-1/2 hour mark.

OBSERVATIONS:  CRYOMAT:  The  white  wine  was  adequately  pre-chilled  and the
               Cryomat was effective in further cooling and maintaining this temperature for the duration of the flight.

               DRY ICE: The white wine was adequately pre-chilled and further cooled during delivery but warmed significantly early in flight.

                 CRYOPAK CORPORATION Cryomat Onboard Evaluation
                   for NORTHWEST AIRLINES January 27-29, 1998

1. LOCATION 4-7 - Probe inserted into beer can in plastic tub in bottom of cart.

            Northwest Airlines Cryomat and Dry Ice Onboard Evaluation
              Jan. 27, 1998 NW#7 747-200 SEA-NRT Location 4-7 Beer
              6 - 1 lb. sheets (each 10" x 13.75") of Cryomat 14 ml
             January 29, 1998 NW#8 747-200 NRT-SEA Location 4-7 Beer
                        Using 4- 1 lb. blocks of Dry Ice

         This graph is too detailed to be included in the electronic version of this Form 20-F, but has been submitted in paper format to the Securities and Exchange Commission. A description of the contents of the graph is provided below.

         The vertical axis shows the temperature in degrees Fahrenheit (F) from 32 to 92, while the horizontal axis represents the time in hours from 0 to 13 hours, marked off at one hour intervals. The ambient temperature for NW7 starts at 65 F, drops down to about 58 F after 1/2 hour and then rises raggedly up to 80 F after 3-1/2 hours. At this point it drops down, reaching 68 degrees after 5-1/4 hours, and then climbs up again to almost 88 degrees after 6-1/2 hours. The ambient temperature then drops down to 72 degrees F after 7-1/2 hours, spikes up to about 77 F at the 7-3/4 mark, and the slopes down to 72 degrees at the 10 hour mark, where it remains for the remainder of the trip.

         The ambient temperature for NW8 starts just above 72 F, drops down to 68 F after 1 hour, and then rises raggedly up to just above 80 F at the 3 hour mark. At this point it drops down, reaching 70 F at about the 4 hour mark and remaining constant at this mark for the remainder of the trip.

         The beer probe on NW7 registers an initial temperature of 48 F and then drops down to just above 44 F at the 2 hour mark and 43 F at the 3-1/2 hour mark, where it remains near constant until the hour point. At this time the temperature drops further, reaching 42 F at the 9-1/2 hour mark and remaining there until just before the 12 hour mark, at which time it rises slightly to about 43 F at the end of the test.

         On NW8, the dry ice beer probe begins at 60 F and drops down to reach just above 56 F at the 1-1/2 hour mark. The temperature then climbs upward to reach 60 F at the 3 hour point. The line remains at approximately this point for a half hour, then climbs again, reaching 66 F at the 4-1/2 hour mark, where it remains waveringly until just before the 6 hour mark. The temperature then spikes upward suddenly to just above 68 F at the 6 hour mark, then back down to about 67 F. From this point, it climbs slowly upward to 74 F at the 9-3/4 mark. Within the next quarter hour, the temperature spikes up to about 77 F, down to about 72-1/2 F and then back up to 76 F, before dropping down to 64 F the 10 hour mark and to 61 F at the 10-1/4 mark. The line next spikes upward again to about 73 F at the 10-1/2 hour mark and then back down to about 70 F for the remainder of the test.

OBSERVATIONS:  CRYOMAT:  The beer was adequately  re-chilled and the Cryomat was effective in maintaining this temperature for the duration of the flight.

               DRY ICE: The beer was not adequately pre-chilled and warmed significantly early in the flight.

                 CRYOPAK CORPORATION Cryomat Onboard Evaluation
                   for NORTHWEST AIRLINES January 27-29, 1998

EVALUATIONS

                           CRYOMAT ONBOARD EVALUATIONS
                     NORTHWEST AIRLINES FIRST CLASS SERVICE

FLIGHT: NW #7   DATE: Jan 27, 98  CITY PAIR: SEA-NRT   GALLEY DEL TIME: 11:00 AM

Time of Check                                                        Page 1 of 4
12:15PST    1st VISUAL CHECK - when galley boarded
            1) State of Product          Frozen       Slushy X    Not Frozen
                                                ---         ---              ---
            2) Did Product Move During Transportation?      Yes       No X
                                                                ---     ---
            If yes, describe issues (if any):

13:15PST    2ND VISUAL CHECK - 1 hour after galley boarded
            1) State of Product          Frozen       Slushy X    Not Frozen
                                                ---         ---              ---
            2) If "Not Frozen," is Product Cold to the Touch?   Yes  X    No
                                                                    ---      ---
            Additional comments:

14:15PST    3RD VISUAL CHECK - 2 hour after galley boarded
            1) State of Product          Frozen       Slushy X    Not Frozen
                                                ---         ---              ---
            2) If "Not Frozen," is Product Cold to the Touch?   Yes  X    No
                                                                    ---      ---
            Additional comments: Slushy around the edges.  Okay in center.
                                 -----------------------------------------

19:55PST    4TH VISUAL CHECK - 3 hour after galley boarded
            1) State of Product           Frozen      Slushy       Not Frozen X
                                                ---         ---              ---
            2) If "Not Frozen," is Product Cold to the Touch?   Yes  X    No
                                                                    ---      ---
            Additional comments: Cool (Note if layering 3 or more).
                                 ----------------------------------
                                 Slightly slushy.
                                 ----------------

23:00PST    5TH VISUAL CHECK - prior to landing - If 4th check more than 30 min prior
            1) State of Product           Frozen      Slushy       Not Frozen X
                                                ---         ---              ---

            2) If "Not Frozen," is Product Cold to the Touch?    Yes  X   No
                                                                     ---     ---
            Additional comments:

OTHER QUESTIONS:
    1) Were Beer/Wine pre-chilled in the kitchen before boarding?  Yes X   No
                                                                       --     --
    2) Did FA's experience any difficulty in handling the product? Yes     No X
                                                                       --     --
                  If Yes, describe:
    3) Did the packaging get "hung up" inside the carts?           Yes X   No X
                                                                       --     --
                  If Yes, describe:  Too wide for trays
                                     ------------------
    4) Did any of the cells leak?                  Yes      No X   How Many?
                                                       --      --            ---
    5) Did the product leak into any of the beverage containers?   Yes     No X
                                                                       --     --

         Please submit additional FA or Customer comments on the separate overall comment sheet.

                  Onboard Evaluator:                      Alice Herdman
                                        -------------     -------------
                                            signed            printed

                 CRYOPAK CORPORATION Cryomat Onboard Evaluation
                   for NORTHWEST AIRLINES January 27-29, 1998

EVALUATIONS

                           CRYOMAT ONBOARD EVALUATIONS
                     NORTHWEST AIRLINES FIRST CLASS SERVICE

FLIGHT: NW #7   DATE: Jan 27, 98  CITY PAIR: SEA-NRT   GALLEY DEL TIME: 11:00 AM

Time of Check                                                        Page 1 of 4
12:15PST   1st VISUAL CHECK - when galley boarded
    1) State of Product                   Frozen  X    Slushy     Not Frozen
                                                 ---          ---            ---
    2) Did Product Move During Transportation?                Yes     No  X
                                                                  ---    ---
    If yes, describe issues (if any):

13:15PST    2ND VISUAL CHECK - 1 hour after galley boarded
    1) State of Product                   Frozen  X    Slushy     Not Frozen
                                                 ---          ---            ---
    2) If "Not Frozen," is Product Cold to the Touch?         Yes  X   No
                                                                  ---     ---
    Additional comments:

14:15PST    3RD VISUAL CHECK - 2 hour after galley boarded
    1) State of Product                   Frozen  X    Slushy  X  Not Frozen
                                                 ---          ---            ---
    2) If "Not Frozen," is Product Cold to the Touch?         Yes  X   No
                                                                  ---     ---
    Additional comments: Slushy around the edges.  Okay in center.
                         -----------------------------------------

19:55PST    4TH VISUAL CHECK - 3 hour after galley boarded
    1) State of Product                   Frozen  X    Slushy  X  Not Frozen
                                                 ---          ---            ---
    2) If "Not Frozen," is Product Cold to the Touch?         Yes      No
                                                                   ---    ---
    Additional comments:

23:00PST    5TH VISUAL CHECK - prior to landing - If 4th check more than 30 min prior
    1) State of Product                   Frozen       Slushy  X  Not Frozen  X
                                                 ---          ---            ---
    2) If "Not Frozen," is Product Cold to the Touch?         Yes  X   No
                                                                  ---     ---
    Additional comments:

OTHER QUESTIONS:
    1) Were Beer/Wine pre-chilled in the kitchen before boarding?  Yes X   No
                                                                       --     --
    2) Did FA's experience any difficulty in handling the product? Yes     No X
                                                                       --     --
    If Yes, describe:
    3) Did the packaging get "hung up" inside the carts?           Yes     No X
                                                                       --     --
    If Yes, describe:
    4) Did any of the cells leak?                Yes      No X   How Many?
                                                      --     --            ---
    5) Did the product leak into any of the beverage containers?   Yes     No X
                                                                       --     --

     Please submit additional FA or Customer comments on the separate overall comment sheet.

            Onboard Evaluator:                              Judy Bergh-Burkhard
                                -------------------         -------------------
                                    signed                       printed

                 CRYOPAK CORPORATION Cryomat Onboard Evaluation
                   for NORTHWEST AIRLINES January 27-29, 1998

EVALUATIONS

                                            CRYOMAT ONBOARD EVALUATIONS
                                      NORTHWEST AIRLINES FIRST CLASS SERVICE

FLIGHT: NW #7   DATE: Jan 27, 98  CITY PAIR: SEA-NRT   GALLEY DEL TIME: 11:00 AM

Time of Check                                                        Page 1 of 4
12:30PST    1st VISUAL CHECK - when galley boarded
    1) State of Product                   Frozen  X    Slushy  X  Not Frozen
                                                 ---          ---            ---
    2) Did Product Move During Transportation?                Yes     No  X
                                                                  ---    ---
    If yes, describe issues (if any):

13:30PST    2ND VISUAL CHECK - 1 hour after galley boarded
    1) State of Product                   Frozen       Slushy X   Not Frozen
                                                 ---          ---            ---
    2) If "Not Frozen," is Product Cold to the Touch?         Yes X     No
                                                                  ---    ---
    Additional comments:

15:30PST    3RD VISUAL CHECK - 2 hour after galley boarded
    1) State of Product                   Frozen       Slushy X   Not Frozen
                                                 ---          ---            ---
    2) If "Not Frozen," is Product Cold to the Touch?         Yes X     No
                                                                  ---    ---
    Additional comments:

18:30PST    4TH VISUAL CHECK - 3 hour after galley boarded
    1) State of Product                   Frozen       Slushy X   Not Frozen X
                                                 ---          ---            ---
    2) If "Not Frozen," is Product Cold to the Touch?         Yes X     No
                                                                  ---    ---
    Additional comments:

23:00PST    5TH VISUAL CHECK - prior to landing - If 4th check more than 30 min prior
    1) State of Product                   Frozen       Slushy X   Not Frozen X
                                                 ---          ---            ---
    2) If "Not Frozen," is Product Cold to the Touch?         Yes X     No
                                                                  ---    ---
    Additional comments:

OTHER QUESTIONS:
    1) Were Beer/Wine pre-chilled in the kitchen before boarding?  Yes     No X
                                                                       --     --
    2) Did FA's experience any difficulty in handling the product? Yes     No X
                                                                       --     --
    If Yes, describe:
    3) Did the packaging get "hung up" inside the carts?           Yes     No X
                                                                       --     --
    If Yes, describe:
    4) Did any of the cells leak?                Yes      No X   How Many?
                                                      --     --            ---
    5) Did the product leak into any of the beverage containers?   Yes     No X
                                                                       --     --

         Please submit additional FA or Customer comments on the separate overall comment sheet.

            Onboard Evaluator:                             Melissa Pang Stenoien
                                -------------------        ---------------------
                                    signed                       printed

                 CRYOPAK CORPORATION Cryomat Onboard Evaluation
                   for NORTHWEST AIRLINES January 27-29, 1998

                           CRYOMAT ONBOARD EVALUATIONS
                       NORTHWEST AIRLINES OVERALL COMMENTS

FLIGHT: NW #7   DATE: Jan 27, 98  CITY PAIR: SEA-NRT   GALLEY DEL TIME: 11:00 AM

                       Flight Attendant/Customer Comments

I liked being able to handle ice without burning hands and that ice itself was not frozen into a block with Cryomat. I like the product. I think it will be wonderful on all domestic flights, however on long haul oversea flights, I think the product along with a small amount of dry ice would work in keeping the 2nd service colder.

                         Cryomat to Dry Ice Comparisons

How would you compare the use of Cryomat to Dry Ice in actual onboard conditions?

1) Ease of handling: The ease of handling Cryomat is great.
                     --------------------------------------

2) Consistent cooling of product that is being chilled for service: Defrosts quite fast. Only stay cool enough to chill when 3 or more packs were used.

3) General safety issues: Ease of handling.
                          -----------------

4) Other Suggest keeping some packed together and added to second service, space permitting.

     Onboard evaluator:                           Alice Herdman
                         -------------            -------------
                            signed                    printed

                 CRYOPAK CORPORATION Cryomat Onboard Evaluation
                   for NORTHWEST AIRLINES January 27-29, 1998

                           CRYOMAT ONBOARD EVALUATIONS
                       NORTHWEST AIRLINES OVERALL COMMENTS

FLIGHT: NW #7   DATE: Jan 27, 98  CITY PAIR: SEA-NRT   GALLEY DEL TIME: 11:00 AM

                       Flight Attendant/Customer Comments

1) Line the beer tub w/Cryomat along the bottom and sides, and place already cold beer horizontal in tub, and fold Cryomat doubled over on top (See Video). This also leaves room in the tub for milk and wine.

2) Multi use. Good for chilling customers food and medicine and good for medical use.

3) White wine should be moved to beer drawer - especially domestic flights were white/red wine and liquor.

                         Cryomat to Dry Ice Comparisons

How would you compare the use of Cryomat to Dry Ice in actual onboard conditions?

1) Ease of handling: Easier to handle than dry ice.

2) Consistent cooling of product that is being chilled for service: Very good, beer and white wine will not freeze as with dry ice.

3) General safety issues: Won't burn hands when handled. Does not produce CO2 like dry ice.


4) Other The only drawback would be storage to reuse Cryomat. Dry ice evaporates so storage is not an issue.



     Onboard evaluator:                           Linda Hill
                         -------------            ----------
                            signed                 printed

                 CRYOPAK CORPORATION Cryomat Onboard Evaluation
                   for NORTHWEST AIRLINES January 27-29, 1998

CONCLUSIONS

               In this series of onboard tests Cryomat was used exclusively for the cooling of items in all classes of service on Flight #7 excluding ice cream where Dry Ice was used. For onboard test purposes the amount of Cryomat used was calculated and based on current equipment and provisioning guidelines set by Northwest Airlines.

               In all probe locations the Cryomat significantly reduced the temperature of the items being chilled. This occurred throughout a kitchen to service time of several hours, the exposure to warm cabin air, and in some cases the lack of adequate pre-chilling of items. The Cryomat was extremely effective in providing required cold items' temperatures for the duration of Flight #7.

               It was noted that locations 2-9, 2-21 and 3-33A were not adequately pre-chilled at the kitchen but the Cryomat did not bring down the items' temperature and maintained a temperature hold as required. It is recommended that if the items and equipment are not pre-chilled to standards, Cryomat should be doubled up.

ONBOARD EVALUATIONS

               These consisted of visual inspections, food and beverage sampling throughout both flights, and flight attendant comments.

               The visual inspections noted whether the Cryomat was frozen, slushy or not frozen. It should be noted that Cryomat maintains a temperature of 32 degrees F until completely melted. As long as there is some "slush" in the capsules they are maintaining 32 degrees F.

COMMENTS FROM FLIGHT ATTENDANTS

               - Much easier to handle without burning hands
               - Multi-use product: good for chilling customers' food, medicine and good for medicinal use, i.e. ice pak - Does not produce CO2 - Effective and easy to handle - Unlike Dry Ice, Cryomat is odor free and will not taint food products

Special thanks to all the crew members on both Flights 7 and 8.



         ----------------------------------
         Don Easterbrook
         Project Manager